UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Encore Capital Group, Inc.

File No. 000-26489 - CF#25770

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       Encore Capital Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 23, 2010, as amended with fewer redactions by a Form 8-K/A filed on October 25, 2010.

       Based on representations by Encore Capital Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 4.1   through September 17, 2017
                 Exhibit 4.2   through September 17, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                 Michael Seaman
                 Special Counsel